Absolute Software Delivers Unparalleled Device and Network Intelligence with New Product Innovations
Real-time access to historical insights, spanning the endpoint to the network edge, empowers customers to optimize and secure work-from-anywhere environments
VANCOUVER, British Columbia and SAN JOSE, Calif. — March 31, 2022 — Absolute Software™ (NASDAQ: ABST) (TSX: ABST), a leader in self-healing Zero Trust solutions, today announced new product innovations, enabling organizations to track and analyze critical performance metrics spanning endpoints, users, applications, and network connections. With the new Absolute Insights™ for Endpoints add-on module and enhancements to the company’s Secure Access solution’s diagnostics and experience monitoring capabilities, IT and security administrators have access to historical intelligence from the firmware to the network edge, empowering them to more seamlessly manage distributed device fleets, enforce security policies, and optimize the remote user experience in today’s work-from-anywhere environments.
Recent research from Absolute revealed that while a majority of organizations plan to adopt some form of hybrid work in 2022, IT and security leaders continue to face significant challenges in managing and securing distributed work environments. More than half (54%) of those surveyed agreed that the biggest challenge in managing risk is having the right technology tools in place to mitigate it.
“As organizations continue to navigate the uncertainties of the work-from-anywhere era, access to data and the ability to generate actionable insights from it has never been more important,” said John Herrema, EVP of Product and Strategy at Absolute. “Having actionable intelligence that spans devices, applications, networks, and infrastructure is a must have when it comes to both successfully implementing Zero Trust principles and ensuring all employees – regardless of location – are able to work securely, effectively and productively.”
Absolute Insights for Endpoints equips administrators with unparalleled visibility across their device populations, enabling real-time access to a range of historical asset and security metrics - including OS patch health, software updates, application health and usage, geolocation, user behavior patterns, and sensitive data exposure. Customers can visualize these insights via a set of pre-built dashboards, or create custom versions aligned with their internal policies and requirements.
“Since using Absolute, we have greater visibility across our endpoints than in the past,” said Ivan Ramon Castillo Morales, Coordination of Tools for User Support at Banco Bilbao Vizcaya Argentaria (BBVA). “Insights for Endpoints allows us to go even deeper for analytics of the device and our users, thus helping us make better corporate decisions and protect IT investments.”
Absolute Insights for Network (formerly NetMotion Mobile IQ) builds upon the existing diagnostics and experience monitoring capabilities available through the company’s Secure Access product portfolio. New product enhancements allow customers to proactively monitor, investigate, and remediate end user performance issues quickly and at scale, even on networks that are not company-owned or managed. This includes broadened coverage for 5G networks (e.g., signal quality, network availability, network coverage, and network usage) as well as Windows 11 and ARM devices. Additionally, security practitioners have increased visibility into the effectiveness of Zero Trust Network Access (ZTNA) policy enforcement (e.g., policy-blocked hosts/websites, addresses/ports, and web reputation), allowing for immediate impact analysis and further fine-tuning of ZTNA policies to minimize phishing, smishing, and malicious web destinations.
Absolute Insights for Endpoints is available for purchase as an add-on module for existing Visibility, Control, or Resilience service tier customers. Absolute Insights for Network is available as part of the company’s Secure Access product line (formerly NetMotion by Absolute).
To learn more about Absolute Insights for Endpoints and Network, including detailed use cases, visit here or contact sales@absolute.com.
About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) accelerates customers’ shift to work-from-anywhere through the industry’s first self-healing Zero Trust platform, helping to ensure maximum security and uncompromised productivity. Absolute is the only solution embedded in more than half a billion devices, offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network access to help ensure their cyber resilience tailored for distributed workforces. Trusted by nearly 16,000 customers, G2 recognized Absolute as a leader in Zero Trust Networking and Endpoint Management in the Winter of 2022.
©2022 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and NETMOTION are registered trademarks of Absolute Software Corporation. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™️ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

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Forward-Looking Statements
This press release contains certain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) which relate to future events or Absolute’s future business, operations, and financial performance and condition. Forward-looking statements normally contain words like “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled”, and similar terms and, within this press release, include, without limitation, the statements regarding the management of distributed device fleets, enforcement of security policies, and optimization of the remote user experience, new product enhancements and the effectiveness of ZTNA policy enforcement.

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